Mail Stop 4561

March 25, 2010

Mr. Mark Simon
CEO
GMV Wireless, Inc.
345 S. End Avenue, #7P
New York, NY 10280

> **Re: GMV Wireless, Inc.**
> **Form 8-K Filed March 16, 2010**
> **File No. 333-158184**

Dear Mr. Simon:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Jaime G. John
Staff Accountant